Exhibit 99.1

Execution Version

SUPPORT AGREEMENT

This SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of April 3, 2016, by and among Brocade Communications Systems, Inc., a Delaware corporation (“Parent”), Stallion Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), and the undersigned stockholder (“Stockholder”) of Ruckus Wireless, Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, Stockholder is the holder of record and the “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “1934 Act”)), of certain shares of Company Stock (as defined below);

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, Purchaser and the Company are entering into an Agreement and Plan of Merger, dated the date hereof (as the same may be amended from time to time, the “Merger Agreement”) which provides, among other things, for (a) Purchaser to commence an exchange offer to acquire any and all of the issued and outstanding shares of Company Stock (the “Offer”) and, following consummation of the Offer, (b) the merger of Purchaser with and into the Company, with the Company continuing as the surviving corporation (the “Merger”), in each case, upon the terms and subject to the conditions set forth in the Merger Agreement; and

WHEREAS, as a condition and inducement to the willingness of Parent and Purchaser to enter into the Merger Agreement, Stockholder has agreed to execute and deliver this Agreement.

NOW, THEREFORE, the parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Certain Definitions. Capitalized terms used in this Agreement that are not defined herein shall have the respective meanings given to such terms in the Merger Agreement. As used herein, the following terms have the following meanings:

“Company Stock” means the common stock, par value $0.001 per share, of the Company.

“Lien” means, with respect to the Shares (other than arising under this Agreement or federal or state securities laws), any mortgage, lien, pledge, charge, security interest, proxy, voting trust or agreement, option, right, understanding or arrangement or other encumbrance or limitation on transfer, title or exercise of any rights of Stockholder in respect thereof, in each case, that would prevent or delay Stockholder from complying with its obligations under this Agreement, including the tendering of its Shares pursuant to Section 2.1.

Stockholder shall be deemed to “Own”, be the “Owner” of, or to have acquired “Ownership” of a security if Stockholder is the “beneficial owner” of such security within the meaning of Rule 13d-3 under the 1934 Act.

“Shares” means: (i) all shares of Company Stock Owned by Stockholder as of the date of this Agreement; and (ii) all additional shares of Company Stock of which Stockholder acquires Ownership during the period from the date of this Agreement through the Termination Date (including by way of stock dividend or distribution, split-up, recapitalization, combination, exchange of shares or issued upon the exercise of any options, the settlement of any restricted stock or other conversion of any convertible securities), in each case other than Shares that have been Transferred following the date of this Agreement in accordance with Section 3.1.

The term “Termination Date” means the date on which this Agreement terminates pursuant to Section 6.2.

A Person shall be deemed to have a effected a “Transfer” of a security if such Person directly or indirectly: (i) sells, assigns, pledges, encumbers, grants an option with respect to, transfers or disposes of such security or any interest in such security to any Person other than Purchaser; (ii) enters into an agreement or commitment contemplating the possible sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein to any Person other than Purchaser; or (iii) reduces such Person’s beneficial ownership of, interest in or risk relating to such security.

Section 1.2 Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. References to Sections are to Sections of this Agreement unless otherwise specified. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. The definitions contained in this Agreement are applicable to the masculine as well as to the feminine and neuter genders of such term. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute and to any rules or regulations promulgated thereunder. References to any Contract are to that Contract as amended, modified or supplemented (including by waiver or consent) from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including such date or through and including such date, respectively. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

ARTICLE II

AGREEMENT TO TENDER

Section 2.1 Tender of Shares. Stockholder agrees: (a) to promptly (and, in any event, not later than the tenth (10th) Business Day) after commencement of the Offer validly tender (and deliver any certificates evidencing) all of its Shares, or cause such Shares to be validly tendered, into the Offer, pursuant to and in accordance with the terms of the Offer, free and clear of any Liens; and (b) if Stockholder thereafter acquires any additional Shares prior to the Acceptance Time, to promptly (and, in any event, not later than two (2) Business Days after Stockholder acquires Ownership of such additional Shares) validly tender (and deliver any certificates evidencing) all of such Shares, or cause such Shares to be validly tendered, into the Offer, pursuant to and in accordance with the terms of the Offer, free and clear of any Liens. For the avoidance of doubt, (A) nothing in this Agreement shall require Stockholder to convert, exercise or exchange any securities convertible into or exercisable or exchangeable for shares of Company Stock, and (B) only issued and outstanding shares of Company Stock shall be tendered into the Offer.

Section 2.2 No Withdrawal. Stockholder agrees not to withdraw, and not to permit to be withdrawn, any Shares from the Offer unless and until this Agreement is terminated pursuant to Section 6.2.

Section 2.3 Return of Shares. If the Offer is terminated or withdrawn by Purchaser or the Merger Agreement is terminated prior to the Acceptance Time, Parent and Purchaser shall promptly return, and shall cause any depository or paying agent, acting on behalf of Parent and Purchaser, to promptly return all tendered Shares to Stockholder.

Section 2.4 Conditional Obligation. Stockholder acknowledges and agrees that Purchaser’s obligation to accept for payment shares of Company Stock tendered in the Offer, including any Shares tendered by Stockholder, is subject to the terms and conditions set forth in the Merger Agreement and the Offer. Parent and Purchaser acknowledge and agree that Stockholder’s tender of its Shares is subject to the terms and conditions set forth in the Merger Agreement and the Offer.

ARTICLE III

COVENANTS OF STOCKHOLDER

Section 3.1 Agreement to Retain Shares; Other Actions.

(a) Restriction on Transfer. Except as otherwise provided in Section 3.1(c), during the period from the date of this Agreement through the Termination Date, Stockholder shall not, directly or indirectly, cause or permit any Transfer of any of the Shares or create or permit to exist any Lien on any of the Shares. Any attempt by Stockholder to Transfer the Shares or any interest therein in violation of this Section 3.1(a) shall be null and avoid.

(b) Restriction on Transfer of Voting Rights; Other Actions. During the period from the date of this Agreement through the Termination Date, Stockholder shall ensure that: (i) none of the Shares are deposited into a voting trust; and (ii) no proxy is granted, and no voting agreement or similar agreement is entered into, with respect to any of the Shares. Stockholder shall not, directly or knowingly indirectly, take any other action that would (A) make any representation or warranty of Stockholder contained herein to be untrue or incorrect, or (B) in any way restrict, limit or interfere with the performance of Stockholder’s obligations hereunder or the transactions required hereby.

(c) Permitted Transfers. Section 3.1(a) shall not prohibit a Transfer of Company Stock by Stockholder, (i) if Stockholder is an individual, (A) upon the death of Stockholder or (B) to any member of Stockholder’s immediate family, or to a trust for the benefit of Stockholder or any member of Stockholder’s immediate family, (ii) if Stockholder is a partnership or limited liability company, to one or more partners or members of Stockholder or to an affiliated corporation under common control with Stockholder, (iii) to a charitable organization qualified under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended or (iv) under a trading plan pursuant to Rule 10b5-1 under the 1934 Act that exists as of the date of this Agreement; provided, however, that any Transfer referred to in clauses (i), (ii) or (iii) of this Section 3.1(c) shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to Parent and Purchaser, to be bound by all of the terms of this Agreement.

Section 3.2 No Solicitation. Subject to Section 6.3 of this Agreement, Stockholder shall, and shall direct and use reasonable best efforts to cause each of its agents, consultants and professional advisors (including its financial advisors, attorneys and accountants) (each a “Stockholder Representative”), to immediately cease and cause to be terminated any discussions, activities or negotiations with any Person that may be ongoing with respect to a Company Acquisition Proposal. From and after the date of this Agreement until the Termination Date, Stockholder shall not, nor shall it authorize or knowingly permit any of its Stockholder Representatives to (and shall use reasonable best efforts to cause such Persons not to), directly or indirectly, (a) solicit, initiate, support, knowingly induce or knowingly encourage (including by way of furnishing information which has not been previously publicly disseminated), or take any other action with the intent to facilitate, any inquiry, proposal, indication of interest or offer which constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal, (b) approve, endorse or recommend, or authorize any public statement approving, endorsing or recommending, or execute or enter into any Alternative Acquisition Agreement, (c) enter into, continue or otherwise participate in any discussions or negotiations regarding any Company Acquisition Proposal, (d) furnish to any Person (other than Parent, its Affiliates and their respective Representatives) any non-public information or data relating to the Company or any of its Subsidiaries, in connection with, or with the intent of encouraging or facilitating a Company Acquisition Proposal or that could reasonably be expected to be used for the purposes of any Company Acquisition Proposal, or (e) agree or publicly propose to do any of the foregoing.

Section 3.3 Communications. Stockholder hereby (a) consents to and authorizes the publication and disclosure by Parent, Purchaser and the Company (including in the Offer Documents, the Registration Statement, the Schedule 14D-9 or any other publicly filed documents relating to the Merger, the Offer or any other transaction contemplated by the Merger Agreement) of: (i) Stockholder’s identity, (ii) Stockholder’s Ownership of shares of Company Stock or other securities of the Company (including the number of such shares or other securities) and (iii) the nature of Stockholder’s commitments, arrangements and understandings under this Agreement and (b) agrees as promptly as practicable to notify Parent, Purchaser and the Company of any required corrections with respect to any written information supplied by Stockholder specifically for use in any such disclosure document.

Section 3.4 Waiver of Appraisal Rights; Other Actions. Stockholder hereby irrevocably and unconditionally waives any rights of appraisal, any dissenters’ rights and any similar rights relating to the Merger or any related transaction that Stockholder may have by virtue of any outstanding shares of Company Stock Owned by Stockholder, including, without limitation, under Section 262 of the DGCL. Stockholder agrees that Stockholder will not in Stockholder’s capacity as a stockholder of the Company bring, commence, institute, maintain, prosecute, join in or voluntarily aid, and shall take all actions necessary to opt out of any class in any class action with respect to, any Proceeding, which (a) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or the Merger Agreement or (b) alleges that the execution and delivery of this Agreement by Stockholder, either alone or together with the other Company support agreements to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger Agreement by the Company Board, breaches any fiduciary duty of the Company Board or any member thereof.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER

Stockholder hereby represents and warrants to Parent and Purchaser as follows:

Section 4.1 Due Authorization, Etc. If Stockholder is not an individual, Stockholder is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it was incorporated or constituted. All consents, approvals, authorizations and orders necessary for the execution and delivery by Stockholder of this Agreement have been obtained, and Stockholder has full right, power and authority (and if Stockholder is an individual, fully legal capacity) to enter into this Agreement, and to perform Stockholder’s obligations hereunder. This Agreement has been duly executed and delivered by Stockholder and constitutes a valid and binding agreement of Stockholder enforceable against Stockholder in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered proceeding in equity or Law).

Section 4.2 No Conflict. The execution, delivery and performance of this Agreement by Stockholder does not and will not: (a) contravene, conflict with, or result in any violation or breach of any provision of any Law or Order; (b) conflict with or violate or require any consent, approval, notice or other action by any Person, constitute a default (with or without notice or lapse of time or both), or give rise to any right of termination, amendment, acceleration or cancellation or to a loss of any benefit to which Stockholder is entitled, under any provision of any Contract to which Stockholder is a party or by which Stockholder or any of his or its Affiliates or properties is or may be bound or affected; or (c) require any consent, approval, or notice under any statute, Law, rule or regulation applicable to Stockholder, other than as required under the 1933 Act, the 1934 Act or other similar securities laws and the rules and regulations promulgated thereunder, except as would not, individually or in the aggregate, reasonably be expected to prevent, impede or materially delay Stockholder’s ability to perform its obligations under this Agreement.

Section 4.3 Title to Shares. (a) Stockholder is the record owner and beneficial Owner of, and has good and marketable title to, the Shares (including the shares of Company Stock set forth under the heading “Shares Held of Record” on the signature page hereto), free and clear of any Liens; (b) Stockholder holds the options, restricted stock units, warrants and other rights to acquire shares of Company Stock set forth under the heading “Options, RSUs and Other Rights” on the signature page hereto, free and clear of any Liens; (c) Stockholder Owns the additional securities of the Company set forth under the heading “Additional Securities Beneficially Owned” on the signature page hereto, free and clear of any Liens; and (d) Stockholder does not, directly or indirectly, Own any shares of capital stock or other securities of the Company, or any option, restricted stock unit, warrant or other right to acquire (by purchase, conversion or otherwise) any shares of capital stock or other securities of the Company, other than the shares and options, restricted stock units, warrants and other rights set forth on the signature page hereto.

Section 4.4 Voting Power. Stockholder has full voting power, full power of disposition and full power to issue instructions with respect to the matters set forth herein, and full power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares, with no limitations, qualifications or restrictions on such rights that would prevent or delay Stockholder from complying with its obligations under this Agreement, including the tendering of its Shares pursuant to Section 2.1, subject to applicable federal securities laws and arising under the terms of this Agreement.

Section 4.5 Reliance by Parent. Stockholder has had the opportunity to review the Merger Agreement and this Agreement. Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon Stockholder’s execution and delivery of this Agreement.

Section 4.6 No Legal Actions. There is no claim, action, suit, investigation or proceeding pending against, or, to the knowledge of Stockholder, threatened against, Stockholder or any of Stockholder’s properties or assets (including the Shares) that would reasonably be expected to impair the ability of Stockholder to perform his, her or its obligations hereunder or to consummate the transactions required hereby.

Section 4.7 No Finder’s Fees. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by the Merger Agreement or this Agreement based upon arrangements made by or on behalf of Stockholder.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Parent and Purchaser represent and warrant to Stockholder as follows:

Section 5.1 Due Authorization, Etc. Each of Parent and Purchaser is duly organized, validly existing and in good standing under the Laws of the State of Delaware. All consents, approvals, authorizations and orders necessary for the execution and delivery by each of Parent and Purchaser of this Agreement have been obtained, and each of Parent and Purchaser has full right, power and authority to enter into this Agreement, and to perform their respective obligations hereunder. This Agreement has been duly executed and delivered by each of Parent and Purchaser and constitutes a valid and binding agreement of each of Parent and Purchaser enforceable against each of them in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered proceeding in equity or Law).

ARTICLE VI

MISCELLANEOUS

Section 6.1 Further Assurances. From time to time and without additional consideration, Stockholder shall (at Stockholder’s sole expense) execute and deliver, or cause to be executed and delivered, such documents and instruments necessary, proper or advisable under applicable Laws and regulations, to perform its obligations under this Agreement or (ii) otherwise reasonably requested by Parent or Purchaser for the purpose of carrying out the provisions of this Agreement.

Section 6.2 Termination. This Agreement, and all rights and obligations of the parties hereunder, shall terminate immediately and automatically without any notice or other action by any party hereto upon the earliest to occur of the following: (a) termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, (c) the termination or withdrawal of the Offer by Parent or Purchaser (d) any modification, change or amendment of, or any waiver of the Company’s rights under or conditions set forth in, the Merger Agreement or the Offer, without the prior written consent of Stockholder, that results in any decrease in the amount of the Offer Consideration or Merger Consideration, and (e) such other date as the parties hereto otherwise mutually agree in writing to terminate this Agreement; provided, however, that no termination of this Agreement shall relieve any party hereto from any liability for any breach of any provision of this Agreement prior to such termination and this Article VII shall survive the termination of this Agreement.

Section 6.3 Action in Stockholder’s Capacity Only. Stockholder, if a director or officer of the Company, does not make any agreement or understanding herein as a director or officer of the Company. Stockholder signs this Agreement solely in Stockholder’s capacity as an Owner of shares of Company Stock and of other securities of the Company, and nothing herein shall limit or affect any actions taken or any actions that have failed to be taken in Stockholder’s capacity as an officer or director of the Company or as trustee or fiduciary of any employee benefit plan or trust, including, to the extent applicable, complying with or exercising Stockholder’s fiduciary duties as a member of the Company Board or taking any actions that Stockholder would otherwise be permitted to take pursuant to the terms of Section 8.2 of the Merger Agreement and no such action or failure to take such action shall be deemed a breach of this Agreement.

Section 6.4 Survival of Representations and Warranties. All representations and warranties made by Stockholder in this Agreement shall survive the Termination Date.

Section 6.5 Amendment and Waiver. This Agreement may be amended, modified and supplemented in any and all respects by written agreement of the parties hereto, except that the parties hereto agree not to effect any amendment, modification or supplement that would reasonably be likely to be adverse to the Offer, the Merger or the other transactions contemplated by the Merger Agreement. The parties hereto may waive any inaccuracies in the representations and warranties contained in this Agreement or waive compliance with any of the agreements contained in this Agreement. Any agreement on the part of any party hereto to any such waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party hereto to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise by any such party of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

Section 6.6 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by facsimile (with confirmation of transmission) or sent by a nationally recognized overnight courier service, such as Federal Express, to the parties hereto at the following addresses (or at such other address for any such party as shall be specified by like notice made pursuant to this Section 6.6):

if to Parent to:

Brocade Communications Systems, Inc.

130 Holger Way

San Jose, California 95134

Attention:     General Counsel

Facsimile:    (408) 333-8344

with a copy (which shall not constitute notice) to:

Paul Hastings LLP

1117 S. California Avenue

Palo Alto, California 94304

Attention:     Robert Carlson

Facsimile:    (650) 320-1930

Paul Hastings LLP

515 S. Flower Street, 25th Floor

Los Angeles, California 90071

Attention:     Claudia Simon

Facsimile:    (213) 996-3199

if to Stockholder, to the address set forth on the signature page hereto, with a copy (which shall not constitute notice) to:

Ruckus Wireless, Inc.

350 West Java Drive

Sunnyvale, California 94089

Attention:     General Counsel

Facsimile:    (408) 738-2065

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004-2498

Attention:     Alexandra D. Korry

Facsimile:    (212) 291-9085

Sullivan & Cromwell LLP

1870 Embarcadero Road

Palo Alto, California 94303-3308

Attention:     Sarah P. Payne

Facsimile:    (650) 461-5747

Section 6.7 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, it being understood that each party need not sign the same counterpart. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Signatures delivered electronically or by facsimile shall be deemed to be original signatures.

Section 6.8 Entire Agreement. This Agreement constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof.

Section 6.9 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, so long as the economic and legal substance of the transactions required hereby, taken as a whole, are not affected in a manner materially adverse to any party hereto. Upon such a determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the transactions required hereby be consummated as originally contemplated to the fullest extent possible.

Section 6.10 Assignment; Binding Effect. Except as provided herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by Stockholder in whole or in part (whether by operation of Law or otherwise) without the prior written consent of Parent, and any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon Stockholder and his heirs, estate, executors and personal representatives and his or its successors and assigns, and shall inure to the benefit of Parent and its successors and assigns. Nothing in this Agreement is intended to confer on any Person (other than Parent, Purchaser, Stockholder and their respective successors and assigns) any rights or remedies of any nature.

Section 6.11 Governing Law. This Agreement shall be governed and construed in accordance with the Laws of the State of Delaware without giving effect to the principles of conflicts of law thereof or of any other jurisdiction.

Section 6.12 Enforcement; Exclusive Jurisdiction.

(a) The parties hereto agree that irreparable damage would occur and that the parties hereto would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware or, if under applicable Law exclusive jurisdiction over such matter is vested in the federal courts, any federal court located in the State of Delaware without proof of actual damages or otherwise (and each party hereto hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity.

(b) In addition, each of the parties hereto (i) consents to submit itself, and hereby submits itself, to the personal jurisdiction of the Court of Chancery of the State of Delaware and any federal court located in the State of Delaware, or, if neither of such courts has subject matter jurisdiction, any state court of the State of Delaware having subject matter jurisdiction, in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and agrees not to plead or claim any objection to the laying of venue in any such court or that any judicial proceeding in any such court has been brought in an inconvenient forum, (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware and any federal court located in the State of Delaware, or, if neither of such courts has subject matter jurisdiction, any state court of the State of Delaware having subject matter jurisdiction, and (iv) consents to service of process being made through the notice procedures set forth in Section 6.6.

Section 6.13 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY KNOWINGLY, INTENTIONALLY AND VOLUNTARILY IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS REQUIRED HEREBY.

[The remainder of this page has been intentionally left blank; the next page is the signature page.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first above written.

PARENT:

BROCADE COMMUNICATIONS SYSTEMS, INC.

By:	/s/ Lloyd Carney
Name:	Lloyd Carney
Title:	Chief Executive Officer

STOCKHOLDER:

SELINA Y. LO

/s/ Selina Y. Lo

Address for notices:	Ms. Selina Y. Lo
Ruckus Wireless, Inc.
350 West Java Drive Sunnyvale, California 94089

Shares Held of Record	Options, RSUs and Other Rights	Additional Securities Beneficially Owned
13,872	5,542,404	2,102,874